SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Empire State Realty OP, L.P.

Empire State Realty Trust, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Series ES operating partnership units	292102100
Series 60 operating partnership units	292102209
Series 250 operating partnership units	292102308
Series PR operating partnership units	—
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Thomas N. Keltner, Jr.

Executive Vice President and General Counsel

Empire State Realty Trust, Inc.

One Grand Central Place
60 East 42nd Street

New York, NY 10165

(212) 687-8700

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Yoel Kranz

Ettore Santucci

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 813-8800

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$ 248,850,000	$32,052

(1)	Estimated solely for purpose of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended. The valuation is calculated based on the product of multiplying (a) 15,000,000, the number of operating partnership units of Empire State Realty OP, L.P. proposed to be exchanged, by (b) $16.59, which is the average of the high and low price for the Class A common stock of Empire State Realty Trust, Inc. (“ESRT”) on the New York Stock Exchange on May 23, 2014. Holders of operating partnership units may elect to have their units redeemed for cash equal to the value of the ESRT Class A common stock or, at the election of ESRT, for shares of ESRT Class A common stock.

(2)	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $128.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Tender Offer Statement”) relates to an offer (the “Exchange Offer”) by Empire State Realty OP, L.P., a Delaware limited partnership (“the “Company”) and its general partner, Empire State Realty Trust, Inc., a Maryland corporation (“ESRT”), to acquire up to 15,000,000 operating partnership units on a pro rata basis from all tendering holders of (i) Series ES operating partnership units (“Series ES OP Units”), (ii) Series 60 operating partnership units (“Series 60 OP Units”), (iii) Series 250 operating partnership units (“Series 250 OP Units”), and (iv) Series PR operating partnership units (“Series PR OP Units” and, together with Series ES OP Units, Series 60 OP Units and Series 250 OP Units, the “OP Units”), pursuant to the terms and subject to the conditions described in the offer to exchange, dated May 28, 2014 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) hereto and the related letter of transmittal for each series of OP Units (collectively, the “Letters of Transmittal”), filed as Exhibits (a)(1)(B)(i), (a)(1)(B)(ii), (a)(1)(B)(iii) and (a)(1)(B)(iv) hereto.

This Tender Offer Statement is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Exchange and the related Letters of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under the heading “Summary Term Sheet” in the Offer to Exchange is incorporated by reference herein.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject companies and the address and telephone number of its principal executive offices are as follows:

Empire State Realty OP, L.P.	Empire State Realty Trust, Inc.
One Grand Central Place	One Grand Central Place
60 East 42nd Street	60 East 42nd Street
New York, NY 10165	New York, NY 10165
(212) 687-8700	(212) 687-8700

(b) Securities. The information set forth on the front cover page and under the section of the Offer to Exchange entitled “Summary Term Sheet” is incorporated herein by reference.

(c) Trading Market and Price. The information with respect to the OP Units is set forth in the Offer to Exchange under the heading “Market Price of and Distributions on the OP Units” is incorporated by reference herein.

Item 3.	Identity and Background of Filing Person.

The filing persons are the Company and its general partner, Empire State Realty Trust, Inc. The business address and telephone number of the Company and its general partner are as set forth under Item 2(a) above and incorporated by reference herein.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company’s general partner:

Name	Position
Anthony E. Malkin	Chairman of our Board of Directors, Chief Executive Officer and President
William H. Berkman	Director
Alice M. Connell	Director
Thomas J. DeRosa	Director
Steven J. Gilbert	Director

S. Michael Giliberto	Director
Lawrence E. Golub	Director
David A. Karp	Executive Vice President, Chief Financial Officer and Treasurer
Thomas P. Durels	Executive Vice President and Chief of Property Operations and Leasing
Thomas N. Keltner, Jr.	Executive Vice President, General Counsel and Secretary

The business address and telephone number of each of the above directors and executive officers is c/o Empire State Realty Trust, Inc., One Grand Central Place, 60 East 42nd Street, New York, NY 10165, telephone number (212) 687-8700.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under the headings “Summary Term Sheet,” “Questions and Answers About the Exchange Offer,” “The Exchange Offer,” “Certain U.S. Federal Income Tax Considerations,” “Comparison of Rights Between the OP Units and Preferred Units” and “Description of the Partnership Agreement” is incorporated by reference herein.

(b) Purchases.  Certain OP Units that are the subject of the Exchange Offer are owned by officers, directors or affiliates of the Company, but we have been advised that none of these officers, directors or affiliates will tender any of their OP Units in the Exchange Offer. The information set forth in the Offer to Exchange under the heading “Interests of Directors and Officers” is incorporated by reference herein.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under the heading “Interests of Directors and Officers” and “Description of the Partnership Agreement” is incorporated by reference herein.

In addition, the information set forth under the heading “Compensation Discussion and Analysis,” “Information about Our Board of Directors and its Committees—Compensation of Directors” and “Certain Relationships and Related Transactions” in Empire State Realty Trust, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 25, 2014, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under the heading “Questions and Answers about the Exchange Offer—What is the purpose of the Exchange Offer?” is incorporated by reference herein.

(b) Use of Securities Acquired. The OP Units acquired in the Exchange Offer will be cancelled. The information set forth in the Offer to Exchange under the heading “The Exchange Offer—Tender of OP Units; Acceptance of OP Units” is incorporated by reference herein.

(c) Plans. Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under the heading “The Exchange Offer—Source and Amount of Funds” is incorporated by reference herein.

(b) Conditions. The Exchange Offer is not conditioned upon the Company’s receipt of financing.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under the heading “Interests of Directors and Officers” is incorporated by reference herein.

(b) Securities Transactions. The information set forth in the Offer to Exchange under the heading “Interests of Directors and Officers” is incorporated by reference herein.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Exchange under the heading “The Exchange Offer—Other Terms; General” is incorporated by reference herein.

Item 10.	Financial Statements.

(a) Financial Information

(1)	The consolidated financial statements and other information set forth under (i) Part IV, Item 15 of ESRT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as amended, and (ii) Part IV, Item 15 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as amended, are, in each case, incorporated by reference herein and can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(2)	The consolidated financial statements and other information set forth under (i) Part I, Item 1 of ESRT’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, and (ii) Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 are, in each case, incorporated by reference herein and can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(3)	The information set forth in the Offer to Exchange under the heading “Ratio of Combined Fixed Charges and Preference Distributions to Earnings” is incorporated by reference herein.

(4)	At March 31, 2014, book value per share for shares of ESRT Class A common stock, par value $0.01 per share, was $3.99. At March 31, 2014, book value per OP Unit of the Company was $4.04.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Exchange under the heading “Interests of Directors and Officers” is incorporated by reference herein. In addition, the information set forth under the heading “Compensation Discussion and Analysis,” “Information about Our Board of Directors and its Committees—Compensation of Directors” and “Certain Relationships and Related Transactions” in ESRT’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 25, 2014, is incorporated herein by reference.

(2) The information set forth in the Offer to Exchange under the heading “The Exchange Offer—Certain Legal and Regulatory Matters” is incorporated by reference herein.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange, dated May 28, 2014.

(a)(1)(B)(i)	Letter of Transmittal to the holders of Series ES OP Units, dated May 28, 2014.

(a)(1)(B)(ii)	Letter of Transmittal to the holders of Series 60 OP Units, dated May 28, 2014.

(a)(1)(B)(iii)	Letter of Transmittal to the holders of Series 250 OP Units, dated May 28, 2014.

(a)(1)(B)(iv)	Letter of Transmittal to the holders of Series PR OP Units, dated May 28, 2014.

(a)(1)(C)	Form of Letter to Brokers, Dealers and Other Nominees.

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees.

(a)(1)(E)	Form of Cover Letter to Beneficial Holders of OP Units.

(a)(1)(F)	Form of Instruction Booklet.

(a)(1)(G)	Form of Document Package Guide.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release of Empire State Realty Trust, Inc., dated May 28, 2014.

(a)(5)(B)	Transcript of recorded investor presentation by Anthony E. Malkin and Thomas N. Keltner, Jr., dated May 28, 2014.

(b)	Not applicable.

(d)(1)	Amended and Restated Agreement of Limited Partnership of Empire State Realty OP, L.P., dated October 1, 2013, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(2)	Articles of Amendment and Restatement of Empire State Realty Trust, Inc., incorporated by reference to Exhibit 3.1 to Amendment No. 8 to the Registrant’s Form S-11 (Registration No. 333-179485), filed with the SEC on September 27, 2013.

(d)(3)	Bylaws of Empire State Realty Trust, Inc., incorporated by reference to Exhibit 3.2 to the Registrant’s Form S-11 (Registration No. 333-179485), filed with the SEC on February 13, 2012.

(d)(4)	Secured Revolving and Term Credit Facility dated October 7, 2013 among Empire State Realty OP, L.P., ESRT Empire State Building, L.L.C., Empire State Realty Trust, Inc., the subsidiaries of Empire State Realty OP, L.P. from time to time party thereto, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA and the other lenders party thereto, incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(5)	Registration Rights Agreement among Empire State Realty Trust, Inc. and the persons named therein, dated October 7, 2013, incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(6)	Empire State Realty Trust, Inc. Empire State Realty OP, L.P. 2013 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Registrant’s Form S-8, filed with the SEC on October 7, 2013.

(d)(7)	Form of Restricted Stock Agreement (Performance-Based), incorporated by reference to Exhibit 10.11 to the Registrant’s Form 10-K filed with the SEC on March 24, 2014.

(d)(8)	Form of Restricted Stock Agreement (Time-Based), incorporated by reference to Exhibit 10.11 to the Registrant’s Form 10-K filed with the SEC on March 24, 2014.

(d)(9)	Form of LTIP Agreement (Performance-Based), incorporated by reference to Exhibit 10.11 to the Registrant’s Form 10-K filed with the SEC on March 24, 2014.

(d)(10)	Form of LTIP Agreement (Time-Based), incorporated by reference to Exhibit 10.11 to the Registrant’s Form 10-K filed with the SEC on March 24, 2014.

(d)(11)	Tax Protection Agreement among Empire State Realty Trust, Inc., Empire State Realty OP, L.P., and the parties named therein, dated October 7, 2013, incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(12)	Indemnification Agreement among Empire State Realty Trust, Inc. and Peter L. Malkin, dated October 7, 2013, incorporated by reference to Exhibit 10.4 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(13)	Indemnification Agreement among Empire State Realty Trust, Inc. and Anthony E. Malkin, dated October 7, 2013, incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(14)	Indemnification Agreement among Empire State Realty Trust, Inc. and David A. Karp, dated October 7, 2013, incorporated by reference to Exhibit 10.6 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(15)	Indemnification Agreement among Empire State Realty Trust, Inc. and Thomas P. Durels, dated October 7, 2013, incorporated by reference to Exhibit 10.7 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(16)	Indemnification Agreement among Empire State Realty Trust, Inc. and Thomas N. Keltner, Jr., dated October 7, 2013, incorporated by reference to Exhibit 10.8 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(17)	Indemnification Agreement among Empire State Realty Trust, Inc. and William H. Berkman, dated October 7, 2013, incorporated by reference to Exhibit 10.9 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(18)	Indemnification Agreement among Empire State Realty Trust, Inc. and Alice M. Connell, dated October 7, 2013, incorporated by reference to Exhibit 10.10 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(19)	Indemnification Agreement among Empire State Realty Trust, Inc. and Thomas J. DeRosa, dated October 7, 2013, incorporated by reference to Exhibit 10.11 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(20)	Indemnification Agreement among Empire State Realty Trust, Inc. and Steven J. Gilbert, dated October 7, 2013, incorporated by reference to Exhibit 10.12 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(21)	Indemnification Agreement among Empire State Realty Trust, Inc. and S. Michael Giliberto, dated October 7, 2013, incorporated by reference to Exhibit 10.13 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(22)	Indemnification Agreement among Empire State Realty Trust, Inc. and Lawrence E. Golub, dated October 7, 2013, incorporated by reference to Exhibit 10.14 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(23)	Employment Agreement between Empire State Realty Trust, Inc. and Anthony E. Malkin, dated October 7, 2013, incorporated by reference to Exhibit 10.15 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(24)	Change in Control Severance Agreement between Empire State Realty Trust, Inc. and David A. Karp, dated October 7, 2013, incorporated by reference to Exhibit 10.16 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(25)	Change in Control Severance Agreement between Empire State Realty Trust, Inc. and Thomas N. Keltner, Jr., dated October 7, 2013, incorporated by reference to Exhibit 10.17 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(26)	Change in Control Severance Agreement between Empire State Realty Trust, Inc. and Thomas P. Durels, dated October 7, 2013, incorporated by reference to Exhibit 10.18 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPIRE STATE REALTY OP, L.P.

	By:	Empire State Realty Trust, Inc., as general partner

Date: May 28, 2014	By:	/s/ Thomas N. Keltner, Jr.
	Name:	Thomas N. Keltner, Jr.
	Title:	Executive Vice President and General Counsel

EMPIRE STATE REALTY TRUST, INC.

Date: May 28, 2014	By:	/s/ Thomas N. Keltner, Jr.
	Name:	Thomas N. Keltner, Jr.
	Title:	Executive Vice President and General Counsel